UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 8)

                            The Fairchild Corporation
                                (Name of Issuer)

                 Class A Common Stock, par value $.10 per share
                         (Title of Class of Securities)

                                    303698104
                                 (CUSIP Number)

                                 JAMES J. CRAMER
                                 100 Wall Street
                               New York, NY 10005
                            Tel. No.: (212) 742-4480
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                December 15, 1998
                     (Date of Event which Requires Filing of
                                 this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box |_|.

                                                              PAGE 1 OF 10 PAGES

                                  SCHEDULE 13D


CUSIP NO. 303698104                                           PAGE 2 OF 10 PAGES
          ---------


1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          J.J. Cramer & Co.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [ ]
                                                                         (B) [X]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          N/A

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

                            7         SOLE VOTING POWER
           NUMBER OF                  2,855,600

            SHARES

       BENEFICIALLY OWNED   8         SHARED VOTING POWER
                                      0
       BY EACH REPORTING

            PERSON          9         SOLE DISPOSITIVE POWER
                                      2,855,600

             WITH
                            10        SHARED DISPOSITIVE POWER
                                      0


11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,855,600


12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             [ ]

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          14.9%

14        TYPE OF REPORTING PERSON

          CO

                                  SCHEDULE 13D


CUSIP NO. 303698104                                           PAGE 3 OF 10 PAGES
          ---------


1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          James J. Cramer

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [ ]
                                                                         (B) [X]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          N/A

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

                            7         SOLE VOTING POWER
           NUMBER OF                  0

            SHARES

       BENEFICIALLY OWNED   8         SHARED VOTING POWER
                                      2,855,600
       BY EACH REPORTING

            PERSON          9         SOLE DISPOSITIVE POWER
                                      0

             WITH
                            10        SHARED DISPOSITIVE POWER
                                      2,855,600


11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,855,600


12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             [ ]

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          14.9%

14        TYPE OF REPORTING PERSON

          IN

                                  SCHEDULE 13D


CUSIP NO. 303698104                                           PAGE 4 OF 10 PAGES
          ---------


1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Karen L. Cramer

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [ ]
                                                                         (B) [X]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          N/A

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

                            7         SOLE VOTING POWER
           NUMBER OF                  0

            SHARES

       BENEFICIALLY OWNED   8         SHARED VOTING POWER
                                      2,855,600
       BY EACH REPORTING

            PERSON          9         SOLE DISPOSITIVE POWER
                                      0

             WITH
                            10        SHARED DISPOSITIVE POWER
                                      2,855,600


11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,855,600


12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             [ ]

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          14.9%

14        TYPE OF REPORTING PERSON

          IN

                                  SCHEDULE 13D


CUSIP NO. 303698104                                           PAGE 5 OF 10 PAGES
          ---------


1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Cramer Partners, L.P.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [ ]
                                                                         (B) [X]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

                            7         SOLE VOTING POWER
           NUMBER OF                  2,855,600

            SHARES

       BENEFICIALLY OWNED   8         SHARED VOTING POWER
                                      0
       BY EACH REPORTING

            PERSON          9         SOLE DISPOSITIVE POWER
                                      2,855,600

             WITH
                            10        SHARED DISPOSITIVE POWER
                                      0


11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,855,600


12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             [ ]

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          14.9%

14        TYPE OF REPORTING PERSON

          PN

                                  SCHEDULE 13D


CUSIP NO. 303698104                                           PAGE 6 OF 10 PAGES
          ---------


1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Cramer Capital Corporation

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [ ]
                                                                         (B) [X]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          N/A

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

                            7         SOLE VOTING POWER
           NUMBER OF                  2,855,600

            SHARES

       BENEFICIALLY OWNED   8         SHARED VOTING POWER
                                      0
       BY EACH REPORTING

            PERSON          9         SOLE DISPOSITIVE POWER
                                      2,855,600

             WITH
                            10        SHARED DISPOSITIVE POWER
                                      0


11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,855,600


12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             [ ]

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          14.9%

14        TYPE OF REPORTING PERSON

          CO

CUSIP NO.  303698104

ITEM 1. SECURITY AND ISSUER.

         The undersigned hereby amends the statement on Schedule 13D, dated February 20, 1997, as amended by Amendment No. 1 dated March 21, 1997, Amendment No. 2 dated May 7, 1997, Amendment No. 3 dated August 25, 1997, Amendment No. 4 dated November 6, 1997, Amendment No. 5 dated December 5, 1997, Amendment No. 6 dated October 6, 1998 and Amendment No. 7 dated December 9, 1998, relating to the Class A Common Stock, par value $.10 per share, of The Fairchild Corporation, a Delaware corporation (the "Company"), whose principal executive office is located at Washington Dulles International Airport, 300 West Service Road, P.O. Box 10803, Chantilly, Virginia, 20153. The Company's shares of Class A Common Stock (the "Common Stock") are referred to herein as the "Shares." Unless otherwise indicated, all capitalized terms used herein shall have the same meaning as set forth in the statement.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 of the statement is hereby amended and restated to read in its entirety as follows:

         The Shares were purchased with the personal funds of the Partnership in the amount of $45,575,041.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         Items 5(a), 5(b) and 5(c) of the statement are hereby amended and restated to read in their entirety as follows:


                                                              PAGE 7 OF 10 PAGES

CUSIP NO.  303698104

(a) This statement on Schedule 13D relates to 2,855,600 Shares beneficially owned by the Reporting Persons, which constitute approximately 14.9% of the issued and outstanding Shares.

(b) The Partnership, Cramer Capital Corporation and the Manager have sole voting and dispositive power with respect to 2,855,600 Shares owned by the Partnership. James Cramer and Karen Cramer have shared voting and dispositive power with respect to the Partnership's 2,855,600 Shares.

(c) In the last 60 days, the Reporting Persons purchased or otherwise acquired Shares on the dates, in the amounts and at the prices set forth on Exhibit B attached hereto and incorporated by reference herein. Except where as noted, all of such purchases were made on the open market.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 of the Statement is amended by deleting on the second line the number "2,464,000" and replacing it with the number "2,855,600".


                                                              PAGE 8 OF 10 PAGES

CUSIP NO.  303698104

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 30, 1998


                                            J.J. CRAMER & CO.

                                            By: /s/ James J. Cramer
                                                --------------------------------
                                                Name:  James J. Cramer
                                                Title: President


                                            /s/ James J. Cramer
                                            ------------------------------------
                                            James J. Cramer


                                            /s/ Karen L. Cramer
                                            ------------------------------------
                                            Karen L. Cramer



                                            CRAMER PARTNERS, L.P.

                                            By: CRAMER CAPITAL CORPORATION
                                                its general partner


                                            By: /s/ James J. Cramer
                                                --------------------------------
                                                Name:  James J. Cramer
                                                Title: President


                                            By: CRAMER CAPITAL CORPORATION


                                            By: /s/ James J. Cramer
                                                --------------------------------
                                                Name:  James J. Cramer
                                                Title: President


                                                              PAGE 9 OF 10 PAGES

CUSIP NO.  303698104

                                    EXHIBIT B

                   Transactions in Common Stock of The Company
                           Within the Last Sixty Days

                          No. of Shares
     Trade Dates          Purchased/Sold         Cost Per Share          Type
     -----------          --------------         --------------          ----
      12/7/98               50,000                   14.659               P
      12/8/98                2,500                   15.310               P
      12/9/98                9,000                   15.310               P
      12/10/98              46,000                   15.010               P
      12/11/98              13,500                   15.042               P
      12/14/98              25,000                   15.060               P
      12/15/98              42,600                   14.748               P
      12/15/98              41,700                   14.653               P
      12/16/98               6,000                   14.698               P
      12/17/98                 500                   14.810               P
      12/18/98              19,000                   14.534               P
      12/21/98              30,000                   14.706               P
      12/22/98              11,000                   14.560               P
      12/23/98               8,500                   14.075               P
      12/28/98              51,400                   14.533               P
      12/29/98              29,900                   14.602               P
      12/29/98               5,000                   14.623               P


                                                             PAGE 10 OF 10 PAGES